                                                                       Exhibit 3

RESOLVED, that the By-Laws of the Company be amended, effective November 6, 2001, as follows:

1) Deleting Section 3A in its entirety and substituting the following in its stead:

                            MEETINGS OF STOCKHOLDERS

                     Section 3A. The annual meeting of the stockholders shall be held at a time to be affixed by the Board of Directors on the first Friday in May in each year at the principal office of the Company, or at such other time, date and place, within or without the State of New Jersey, as a majority of the directors may previously designate for the election of directors and for the transaction of such other business as may properly be brought before the meeting. Notice thereof shall be given by the Secretary by mailing a notice to each stockholder to the address appearing on the Company records at least ten days prior to the meeting.

                     Special meetings of the stockholders may be held at the principal office of the Company, or at such other place within or without the State of New Jersey as the directors may previously designate, whenever called by the affirmative vote of a majority of the whole Board of Directors or by the President. Notice of such a special meeting, indicating briefly the object or objects thereof, shall be mailed to each stockholder at his address as the same appears on the stock books of the Company at least ten days previous to the time of holding such meeting. Such notice shall be completely given upon mailing.

                     A majority in amount of the stock issued and outstanding represented by the holders in person or by proxy shall be requisite and sufficient to constitute a quorum at any meeting of the stockholders for the election of directors or for the transaction of other business.


                                       20